                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934



                              TECHFORCE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    878331107
                                 (CUSIP Number)

                              Richard H. Blaustein
                                 Vice President
                            Equant Acquisition Corp.
                      c/o Equant Integration Services, Inc.
                            3 Park Avenue, 25th Floor
                            New York, New York 10016
                            Telephone: (212) 251-2001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 1999
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

CUSIP NO.  878331107                   13D                     PAGE 2 OF 9 PAGES

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1.               NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Equant N.V.

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2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)    /X/
                 (b)       / /

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3.               SEC USE ONLY

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4.               SOURCE OF FUNDS
                          PF

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5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                            / /

--------------------------------------------------------------------------------
6.               CITIZEN OR PLACE OF ORGANIZATION
                          The Netherlands

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                 7.      Sole Voting Power           0
Number of
Shares           ---------------------------------------------------------------
Beneficially     8.      Shared Voting Power         8,126,382 (1)
Owned by         ---------------------------------------------------------------
each Reporting   9.      Sole Dispositive Power      0
Person           ---------------------------------------------------------------
                 10.     Shared Dispositive Power    0

--------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 8,126,382 (1)

--------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 98.12%

--------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

----------
(1) See Item 5 hereof.

CUSIP NO. 878331107                    13D                     PAGE 3 OF 9 PAGES

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1.               NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equant Holdings U.S., Inc.

--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    /X/
                 (b)       / /

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3.               SEC USE ONLY

--------------------------------------------------------------------------------
4.               SOURCE OF FUNDS
                          AF

--------------------------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                               / /

--------------------------------------------------------------------------------
6.               CITIZEN OR PLACE OF ORGANIZATION
                          Delaware

--------------------------------------------------------------------------------
                 7.      Sole Voting Power          0
Number of
Shares
Beneficially     8.      Shared Voting Power        8,126,382 (1)
Owned by
each Reporting   9.      Sole Dispositive Power     0
Person
                 10.     Shared Dispositive Power   0

--------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 8,126,382 (1)

--------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 98.12%

--------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON
                          CO

--------------------------------------------------------------------------------

---------------
(1) See Item 5 hereof.

CUSIP NO.  878331107                   13D                     PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
1.               NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equant Acquisition Corp.

--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    /X/
                 (b)       / /

--------------------------------------------------------------------------------
3.               SEC USE ONLY

--------------------------------------------------------------------------------
4.               SOURCE OF FUNDS
                          AF

--------------------------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                               / /

--------------------------------------------------------------------------------
6.               CITIZEN OR PLACE OF ORGANIZATION
                          Delaware

--------------------------------------------------------------------------------
                 7.      Sole Voting Power           0
Number of
Shares
Beneficially     8.      Shared Voting Power         8,126,382 (1)
Owned by
each Reporting   9.      Sole Dispositive Power      0
Person
                 10.     Shared Dispositive Power    0

--------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 8,126,382 (1)

--------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 98.12%

--------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

---------------
(1) See Item 5 hereof.

Item 1.  Security and Issuer.

         This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 1999 (the "Statement") relating to shares of Common Stock, par value $0.01 per share (the "TechForce Common Stock"), of TechForce Corporation, a Georgia corporation (the "Issuer"), whose principal executive offices are located at 5741 Rio Vista Drive, Clearwater, Florida 33760.

Item 2.  Identity and Background.

         (a) - (c) This Amendment No.1 to the Statement is filed by Equant, N.V., a company organized under the laws of The Netherlands, Equant Holdings U.S., Inc., a Delaware corporation, and Equant Acquisition Corp., a Delaware corporation (each, an "Equant Company" and, collectively, the "Equant Companies"). Equant N.V. operates a data network that extends to key business centers in many countries and territories. Using its network, Equant N.V. provides managed data network services, end-to-end, for multinational businesses worldwide. Equant also provides network design and integration services; equipment installation; maintenance and support services; and software development. The principal business address of Equant, N.V. is 21-23Gatwickstraat, 1043 GL Amsterdam, Sloterdijk, The Netherlands. Equant Holdings U.S., Inc. is an indirectly wholly-owned subsidiary of Equant N.V., and Equant Acquisition Corp. is a direct wholly-owned subsidiary of Equant Holdings U.S., Inc., each with its principal business address c/o Equant Integration Services, Inc. at 3 Park Avenue, 25th Floor, New York, New York 10016.

         (d) and (e). During the five years prior to the date hereof, none of the Equant Companies nor, to the best of their knowledge, any executive officer or director of any of the Equant Companies, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On August 6, 1999, the Equant Companies purchased the shares of TechForce Common Stock that are the subject of this Amendment No. 1 for a purchase price of $8.50 per share plus certain fees and expenses related to the Offer (defined below) for a total of approximately $73.4 million of consideration. The Equant Companies obtained the funds needed for the Offer and the proposed merger through a series of intercompany loans funded using funds that Equant N.V. had available in its cash accounts representing a portion of the proceeds from Equant N.V.'s public offering of shares of its common stock in July 1998. The intercompany loans are represented by promissory notes payable on demand in the aggregate principal amount of $73.4 million. Each of the promissory notes accrues interest on the aggregate principal amount thereof at an annual rate of LIBOR plus 1.60%. For purposes of the promissory notes and the loans evidenced thereby, "LIBOR" means, with respect to any interest accrual period applicable to the promissory notes: (a) the rate per annum of the offered quotation for deposits in United States dollars for a period equal or comparable to its Interest Period which appears on Telerate Page 3750 or Telerate Page 3740 or Reuters Screen Page LIBOR01 (as appropriate) at or about 12:00 noon (showing the rate at 11:00 a.m.), London time, on the applicable Rate Fixing Day; (b) if no such offered quotation appears, the arithmetic mean (rounded to the nearest four decimal places) of the offered
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quotations for deposits in United States dollars for a period equal or comparable to its Interest Period which appear on the relevant Page (if any) of the Reuters Screen on or about 11:00 a.m. on the applicable Rate Fixing Date. For the purpose of this definition, "Telerate Page 3750" or "Telerate 3740" means the display designated as "Page 3750" or "Page 3740" on the Telerate Service (or such other page as may replace Page 3750 or 3740 on that service) or such other service as may be nominated by the British Bankers' Association (BBA) as the information vendor for the purpose of displaying the BBA Interest Settlement Rate.

Item 4. Purpose of Transaction.

         Pursuant to an Agreement and Plan of Merger, dated as of June 30, 1999 (the "Merger Agreement"), among the Equant Companies and the Issuer, Equant Acquisition Corp. commenced a tender offer on July 9, 1999 for all of the issued and outstanding shares of TechForce Common Stock for a purchase price of $8.50 per share (the "Offer"). The Offer terminated at midnight, New York City time, on Tuesday, August 3, 1999. On August 6, 1999, the Equant Companies accepted for payment a total of 8,126,382 shares of TechForce Common Stock which had been tendered before the termination of the Offer on August 3, 1999, representing approximately 98.12% of the issued and outstanding shares of TechForce Common Stock.

         Except as indicated in this Schedule 13D, as amended, or as disclosed in the Schedule 14D-1, as amended, of the Equant Companies filed with the Securities and Exchange Commission on July 7, 1999 (the "Schedule 14D-1") and amended on July 22, 1999, the contents of which are incorporated herein by reference, the Equant Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs
(a) through (f) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) On August 6, 1999, the Equant Companies accepted for payment a total of 8,126,382 shares of TechForce Common Stock, representing approximately 98.12% of the issued and outstanding shares of TechForce Common Stock.

         (b) The Equant Companies possess shared power to vote, or direct the vote of, the 8,126,382 shares of TechForce Common Stock acquired by them in the Offer, representing approximately 98.12% of the issued and outstanding shares of TechForce Common Stock.

         (c) Except as set forth herein, none of the Equant Companies beneficially owns any shares of TechForce Common Stock and none of the Equant Companies, or any executive officer or director of any of the Equant Companies, has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

         (d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in this Schedule 13D, as amended, or in the
Schedule 14D-1, as amended, none of the Equant Companies has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer. The description of the transactions discussed in Item 4 is further described in the Schedule 14D-1, as amended, and in the exhibits to the Schedule 14D-1, including the Merger Agreement and the Joint Press Release issued by the Issuer and Equant N.V. on June 30, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

Item 7.  Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant Acquisition Corp. and TechForce Corporation, incorporated by reference to Exhibit (c)(1) to the
     Schedule 14D-1.

2. Joint Press Release issued by TechForce Corporation and Equant N.V. on June 30, 1999, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.

3.   Press Releases issued by Equant N.V. on August 4, 1999 and August 9, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 9, 1999

                                                  EQUANT N.V.



                                                  By:      /s/ Richard Blaustein
                                                           ---------------------
                                                           Richard Blaustein
                                                           Authorized Signatory


                                                  EQUANT HOLDINGS U.S., INC.



                                                  By:     /s/ Richard Blaustein
                                                          ---------------------
                                                           Richard Blaustein
                                                           Authorized Signatory


                                                  EQUANT ACQUISITION CORP.



                                                  By:     /s/ Richard Blaustein
                                                          ---------------------
                                                           Richard Blaustein
                                                           Vice President


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                                  EXHIBIT INDEX

Exhibit                                                                 Page
  No.                      Description                                   No.
  ---                      -----------                                   ---

1. Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant Acquisition Corp. and TechForce Corporation, incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1.

2.              Joint Press Release issued by TechForce
                Corporation and Equant N.V. on June 30, 1999, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.

3.              Press Releases issued by Equant N.V. on
                August 4, 1999 and August 9, 1999.